

March 26, 2007

Via Facsimile 973-597-2399 and U.S. Mail

Laura Kuntz
Lowenstein Sandler
65 Livingston Avenue
Roseland, NJ 07068-1791

Re: **Center Bancorp, Inc.**
      PRER14A filed on March 21, 2007
      DEFA14 filed on March 22, 2007
      DEFA14A filed on March 22, 2007
      SEC File No. 0-11486

Dear Ms. Kuntz:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have the following additional comments on your proxy materials.

PRER14A filed on March 21, 2007

1. Refer to page 5 of the revised proxy statement. There you express the belief that the Committee's "true motivation is to serve its own narrow interests without regard to building long-term value for all Center Bancorp shareholders." Revise to explain the basis for your belief, and to describe the "narrow interests" you attribute to the Committee which you apparently believe are not shared by other Company shareholders.

DEFA14A filed on March 22, 2007 (Letter to Shareholders)

2. Please be aware that all proxy materials, including letters to shareholders, are subject to Regulation 14A, including Rule 14a-9. On the last page of the letter to shareholders from John J. Davis, we believe the information in the first bullet point may be misleading. In that section, you state that the Office of Thrift Supervision issued a cease and desist order and levied a civil monetary penalty against Mr. Seidman "after finding that he recklessly engaged in unsafe and unsound practices in the business of an insured banking institution." Your disclosure goes on to state that "Mr. Seidman does not challenge these facts." While the existence of the OTS Order is disclosed in Mr. Seidman's proxy

statement and therefore is not in dispute, the *validity* of the OTS' findings with respect to his conduct is a different matter. As currently presented, your disclosure is at best confusing as to those facts which Mr. Seidman acknowledges. Please revise.

3. Refer to the second bullet point on the last page of the letter to shareholders. There, you indicate that Mr. Seidman's nominees were nominated by a shareholder holding only 100 shares of the Company's common stock. Please clarify, since your proxy statement discloses that Mr. Seidman holds over 9% of the Company's common shares. If this shareholder was acting at the behest of larger shareholders such as Mr. Seidman, explain why you believe the fact that he or she owned only 100 shares is relevant.

4. Refer to the third bullet point on the last page of the letter to shareholders. There you assert that the Committee's strategic plan for the Company "consists of little more than hiring an investment banker and exploring the possible sale of the Company." Please reconcile this with the disclosure in the Committee's revised proxy materials, which indicates that the Committee's nominees would first seek to accelerate the Company's share repurchase program, attempt to do an accretive acquisition and only if not possible, to sell the Company.

5. Supplementally provide copies of the third-party materials cited as sources in the letter to shareholders. We may have additional comments after reviewing those materials.

Please amend your proxy statement in response to these comments and tell us how you intend to address the deficiencies in your additional soliciting materials identified in our comments above. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides the requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions